Exhibit 1

Pointer Announces Completion of Rights Offering

ROSH HAAYIN, Israel, July 26, 2012, Pointer Telocation Ltd. (NasdaqCM: PNTR) -  a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today that the subscription period for its previously announced rights offering expired at 5:00 p.m., New York City time, on July 26, 2012. Subscription rights that were not exercised by 5:00 p.m., New York City time, on July 26, 2012 have expired.

Pointer will issue a total of 644,034 ordinary shares in connection with the exercise of the subscription rights. In connection with the rights offering, Pointer’s majority shareholder, DBSI Investments Ltd., exercised its basic and over-subscription rights in full.

Pointer will receive approximately $1.867 million of gross proceeds in connection with the exercise of the subscription rights. Pointer plans to use the net proceeds to repay a bridge loan and for general working capital purposes, including expanding its foreign operations.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 30 countries. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.

Forward Looking Statements

This press release may contain forward-looking statements. These statements relate to future events or Pointer's future financial performance. Any statements that are not statements of historical fact (including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) should be considered forward looking statements. There are a number of important factors that could cause Pointer's actual results to differ materially from those indicated by the forward looking statements. Pointer disclaims any obligation to update any forward looking statement.